Filed by Longview Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Longview Acquisition Corp. II

Commission File No. 001-40242

Date: October 14, 2021

HeartFlow Announces Enrollment of First Two Patients in REVEALPLAQUE Trial

Trial to evaluate new technology that may help physicians prevent heart attacks in patients

REDWOOD CITY, Calif. – October 14, 2021 – HeartFlow, Inc., the leader in revolutionizing precision heart care, today announced the commencement of the REVEALPLAQUE (A pRospEctiVe, multicEnter study to AnaLyze PLAQUE using CCTA) trial to evaluate HeartFlow’s non-invasive plaque technology, an automated, deep learning-based method for identifying, characterizing and segmenting plaque in the coronary arteries. The first two patients were enrolled at Bryan Heart in Lincoln, Nebraska by Brock Cookman, DO, MSA, FACC, FSCAI, Interventional Cardiologist, and Clyde R. Meckel, MD, FACC, FSCAI, Interventional Cardiologist.

Heart attacks are the most common cause of death for both men and women, yet 4 out of 5 deaths are preventable with lifestyle and nutrition changes if patients who are at high risk of a heart attack are identified early.1 Understanding plaque burden – where plaque is in the coronary arteries, the amount of plaque and the type of plaque – is one of the best ways for physicians to identify patients at high risk of death from a heart attack.2

“For most patients, heart attacks happen without any warning symptoms. It is clear, however, that coronary plaque is the driving force behind understanding a patient’s risk of having a heart attack,” said Dr. Meckel, lead Principal Investigator for REVEALPLAQUE at Bryan Heart. “The tools available today for understanding plaque burden tend to be cumbersome or provide inconsistent results. To be able to accurately and non-invasively understand a patient’s plaque burden would be game changing in physicians’ abilities to save a patient’s life from a heart attack.”

The REVEALPLAQUE trial is planned to enroll 250 patients with stable coronary artery disease from approximately 15 sites across the U.S. and Japan. The primary endpoint of the trial is the level of agreement across total plaque volume and the characteristics of plaque as measured by the non-invasive HeartFlow plaque technology compared to intravascular ultrasound (IVUS) imaging, which is considered the standard for obtaining information about plaque burden.3 Other endpoints to be measured include percent plaque volume, calcified plaque volume, low attenuation plaque volume, and fibrous plaque volume. The US Lead principal investigators of the trial are Dr. Thomas Stuckey, Cone Health, North Carolina, and Dr. Jagat Narula, Mount Sinai Hospital, New York; and the Japan lead principal investigator is Dr. Gaku Nakazawa, Kindai University, Japan.

“We’ve known for years that plaque burden matters and CT angiography for assessing plaque burden is now advanced enough that it can be applied to many more patients across the spectrum of coronary disease. Combining the power of CT angiography and HeartFlow’s deep learning technologies has the potential to be a powerful tool in the physician’s arsenal of tests for assessing heart health,” said Campbell Rogers, MD, FACC, Chief Medical Officer, HeartFlow. “HeartFlow is committed to leveraging our core technology to provide innovative solutions that can help providers gain insights about anatomy, physiology and plaque to enable them to provide precise diagnoses and deliver optimal treatment plans for their patients.”

The REVEALPLAQUE study builds upon HeartFlow’s EMERALD (Exploring the MEchanism of Plaque Rupture in Acute Coronary Syndrome Using Coronary CT Angiography and ComputationaL Fluid Dynamics) and EMERALD II trials. In the EMERALD trial, the HeartFlow technology incorporating both plaque features and physiology was able to accurately predict the high-risk plaques that were most likely to rupture and cause a heart attack. The EMERALD II trial is currently enrolling patients.

The HeartFlow plaque technology is an automated method which analyzes coronary computed tomography (CT) scans and will enable clinicians to visualize, characterize and quantify plaque. This information could enable longitudinal assessment of coronary artery disease (CAD) to understand a patient’s response to medical therapy and lifestyle modifications over time. The plaque technology is based on HeartFlow’s proprietary deep learning-enabled algorithms, which have been trained on more than 15 million coronary CT images4. HeartFlow’s plaque technology is currently available for investigational use only and is not available for commercial use.

About the HeartFlow FFRct Analysis

Starting with a standard coronary computed tomography angiogram (CTA), the HeartFlow Analysis leverages algorithms trained using deep learning (a form of AI) and highly trained analysts to create a digital, personalized 3D model of the heart. The HeartFlow Analysis then uses powerful computer algorithms to solve millions of complex equations to simulate blood flow and provides FFRct values along the coronary arteries. This information helps physicians evaluate the impact a blockage may be having on blood flow and determine the optimal course of treatment for each patient. A positive FFRct value (≤0.80) indicates that a coronary blockage is impeding blood flow to the heart muscle to a degree which may warrant invasive management.

Data demonstrating the safety, efficacy and cost-effectiveness of the HeartFlow Analysis have been published in more than 425 peer-reviewed publications, including long-term data out to five years. The HeartFlow Analysis offers the highest diagnostic performance available from a non-invasive test.5 To date, clinicians around the world have used the HeartFlow Analysis for more than 100,000 patients to aid in the diagnosis of heart disease.

About HeartFlow

HeartFlow is the leader in revolutionizing precision heart care, uniquely combining human ingenuity with advanced technology. HeartFlow’s non-invasive HeartFlow FFRct Analysis leverages artificial intelligence to create a personalized three-dimensional model of the heart. By using this model, clinicians can better evaluate the impact a blockage has on blood flow and determine the best treatment for patients. HeartFlow’s technology is reflective of our Silicon Valley roots and incorporates over two decades of scientific evidence with the latest advances in artificial intelligence. The HeartFlow FFRct Analysis is commercially available in the United States, UK, Canada, Europe and Japan. For more information, visit www.heartflow.com.

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Contacts:

For Investors:

Leigh Salvo or Jack Droogan

Gilmartin Group

Investors@heartflow.com

For Media:

Jennie Kim

HeartFlow

jekim@heartflow.com

1.	https://www.cdc.gov/vitalsigns/million-hearts/index.html
2.	Thomsen, C., Characteristics of high-risk coronary plaques identified by computed tomographic angiography and associated prognosis: a systematic review and meta-analysis. EHJ. 2016; 17, 120-129.
3.	Voros, S., et al. Coronary Atherosclerosis Imaging by Coronary CT Angiography, JACC: Cardiovascular Imaging. 2011; 4(5), 537-548. Fischer, C., et al. Coronary CT angiography versus intravascular ultrasound for estimation of coronary stenosis and atherosclerotic plaque burden: A meta-analysis. JCCT. 2013; 256-266.
4.	Data on file at HeartFlow.
5.	Driessen, R., et al. Comparison of Coronary Computed Tomography Angiography, Fractional Flow Reserve, and Perfusion Imaging for Ischemia Diagnosis. JACC. 2019;73(2),161-73.

Important Information about the Business Combination and Where to Find It

In connection with the proposed Business Combination, Longview has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement/prospectus and, as amended, will include a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Longview’s common stock in connection with Longview’s solicitation of proxies for the vote by Longview’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Longview to be issued in the Business Combination. Longview’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, Longview and the proposed Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of Longview as of a record date to be established for voting on the proposed Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Longview Acquisition Corp. II, 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com.

Participants in the Solicitation

Longview and its directors and executive officers may be deemed participants in the solicitation of proxies from Longview’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Longview is contained in the Registration Statement for the Business Combination, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Longview Acquisition Corp. II, 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com. Additional information regarding the interests of such participants is contained in the Registration Statement.

HeartFlow and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Longview in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Longview’s and HeartFlow’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Longview’s and HeartFlow’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Longview’s and HeartFlow’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of Longview and HeartFlow prior to the Business Combination, and New HeartFlow following the Business Combination, to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the stockholders of Longview and HeartFlow or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against Longview and HeartFlow following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations or the healthcare industry; (8) the inability of the combined company to raise financing in the future; (9) the success, cost and timing of HeartFlow’s and the combined company’s product development activities, including market adoption of their current and future products; (10) the inability of HeartFlow or the combined company to obtain and maintain regulatory approval for their current and future products, and any related restrictions and limitations of any approved product; (11) the inability of HeartFlow or the combined company to build effective sales and marketing capabilities to support the combined company’s growth strategy; (12) the inability of HeartFlow or the combined company to maintain HeartFlow’s existing customer, license, and collaboration agreements, and arrangements with commercial and government payers; (13) changes in existing or anticipated clinical guidelines, or the timing of adoption of positive clinical guidelines that support the use of HeartFlow’s and the combined company’s products; (14) the inability of HeartFlow or the combined company to compete with other companies marketing or engaged in the development of products that aid physicians in the evaluation and treatment of coronary artery disease; (15) the size and growth potential of the markets for HeartFlow’s and the combined company’s products, and each of their ability to serve those markets, either alone or in partnership with others; (16) the pricing of HeartFlow’s and the combined company’s products and reimbursement for medical procedures conducted using HeartFlow’s and the combined company’s products; (17) HeartFlow’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (18) HeartFlow’s and the combined company’s financial performance; (19) the impact of COVID-19 on HeartFlow’s business and/or the ability of the parties to complete the Business Combination; and (20) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in Longview’s other filings with the SEC.

Longview cautions that the foregoing list of factors is not exclusive. Longview cautions investors not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Longview does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.